Form 10-K405, Exhibit 13
period 2000-12-31
AMERICAN MEDICAL SYSTEMS HOLDINGS INC
filed 2001-03-27
CIK 1114200

                                                                    EXHIBIT 13.1

American Medical Systems Holdings, Inc.
FINANCIAL HIGHLIGHTS


(In thousands, except share and per share amounts)
Year ended December 31,                                         2000             1999          1999-2000 % chg
--------------------------------------------------------------------------------------------------------------
Net sales                                                   $100,317         $ 81,353                    23.3%
Gross profit                                                  78,426           49,934                    57.1%
EBITA(1)                                                      16,724           14,911                    12.2%
Net income (loss)                                                 52           (9,849)
Net income per share:
   Basic and diluted                                             .00               --(2)
R&D expense                                                   12,225            9,552                    28.0%
Total assets                                                 181,262          179,008                     1.3%
Working capital                                               18,746            5,844                   220.8%
Long-term liabilities                                         38,980           95,821
Stockholders' equity (deficit)                               109,523          (21,836)

Weighted average number of common shares outstanding:
   Basic                                                      10,478
   Diluted                                                    12,809
--------------------------------------------------------------------------------------------------------------

ACCELERATING REVENUES
(dollars in millions)

[BAR GRAPH]

1998    1999    2000
----    ----    ----
$77.7   $81.4  $100.3

STRONG AND CONSISTENT
GROSS MARGINS(3)

[BAR GRAPH]

1998     1999    2000
----     ----    ----
$75.0%  $75.6%  $78.2%

SOLID AND IMPROVING
EBITA(1)
(dollars in millions)

[BAR GRAPH]

1998     1999    2000
----     ----    ----
$(5.8)  $14.9   $16.7

(1) EBITA consists of net income (loss) excluding net interest, taxes, amortization of intangibles, non-cash charges related to acquired inventory, and the in-process research and development write-off.

(2) No common shares were outstanding during the year 1999, therefore no net income per share is presented.

(3)  Gross margins exclude non-cash charges related to acquired inventory.

SELECTED FINANCIAL DATA



                                                 Consolidated American Medical Systems Holdings, Inc.        Combined Predecessor
                                               -------------------------------------------------------    -------------------------
                                                                            Period from    Period from
                                                Year End December 31,      Sept.11, 1998   Jan.1, 1998      Year Ended December 31,
                                               ----------------------        to Dec. 31,   to Sept. 10,   -------------------------
    (In thousands, except per share data)          2000             1999           1998           1998           1997         1996
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                       $ 100,317      $  81,353      $  23,115      $  54,615      $  91,958    $  97,933
Cost of sales(1)                                   21,891         31,419         15,551         14,050         19,694       17,325
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       78,426         49,934          7,564         40,565         72,264       80,608
Operating expenses:
   Marketing and sales                             39,277         30,400          8,261         18,486         21,607       26,851
   General and administrative                      12,128          7,889          1,951         19,846         17,073        9,926
   Research and development                        12,225          9,552          2,884         10,177         16,251       13,747
   Transition and reorganization                    1,000          3,000          2,517             --             --           --
   Amortization of intangibles                      8,360          4,260            965             19            998        1,190
   In-process research and development                 --          7,354             --             --             --           --
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           72,990         62,455         16,578         48,528         55,929       51,714
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                             5,436        (12,521)        (9,014)        (7,963)        16,335       28,894
Royalty and other income (expense)                  2,928          4,205            180           (155)          (112)        (571)
Interest income (expense)                          (6,943)        (6,873)        (1,672)            --             --           --
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   1,421        (15,189)       (10,506)        (8,118)        16,223       28,323
Income tax benefit (expense)                       (1,369)         5,340          4,024          3,241         (6,136)     (10,581)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                               $      52      $  (9,849)     $  (6,482)     $  (4,877)     $  10,087    $  17,742
==================================================================================================================================
Net income per share -- basic and diluted(2)    $     .00
=========================================================


                             Consolidated American Medical Systems Holdings, Inc.          Combined Predecessor
                             ----------------------------------------------------        -----------------------
 As of December 31,                    2000          1999           1998                      1997          1996
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and cash equivalents(3)      $  12,165     $   6,940      $   2,808                 $      --     $      --
Working capital                      18,746         5,844         26,193                   108,197       101,456
Total assets                        181,262       179,008        155,600                   174,716       164,448
Long-term liabilities                38,980        95,821         95,000                    52,104        48,990
Redeemable preferred stock               --        67,465         40,981                        --            --
Stockholders' equity (deficit)      109,523       (21,836)        (7,908)                  122,612       115,458
----------------------------------------------------------------------------------------------------------------


                                                      Consolidated American Medical
                                                          Systems Holdings, Inc.                   Combined Predecessor
                                               -----------------------------------------   ---------------------------------------
                                                                            Period from    Period from
                                                Year End December 31,      Sept.11, 1998   Jan.1, 1998     Year Ended December 31,
                                               ----------------------        to Dec. 31,   to Sept. 10,   -------------------------
    (In thousands, except per share data)          2000             1999           1998           1998           1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
   OTHER FINANCIAL DATA:
   EBITA(4)                                     $16,724          $14,911         $2,331        $(8,099)       $17,221      $29,513
-----------------------------------------------------------------------------------------------------------------------------------

(1) In connection with our acquisition from Pfizer Inc., we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories above manufacturing costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998, and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.

(2) No common shares were outstanding during the year 1999, the periods from September 11 through December 31, 1998, and January 1 through September 10, 1998, and the years 1997 and 1996; therefore, no net income per share is presented.

(3) Cash balances at December 31, 1997 and 1996 were zero because Pfizer regularly transferred cash from our predecessor's bank account to its bank account as part of its cash management policy.

(4) EBITA consists of net income (loss) excluding net interest, taxes, amortization of intangibles, non-cash charges related to acquired inventory, and the in-process research and development write-off. We have presented EBITA to enhance your understanding of our operating results. EBITA is not an alternative to operating income as an indicator of performance. It should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements not of historical fact may be considered forward-looking statements. Written words such as "may," "expect," "believe," "anticipate," or "estimate," or other variations of these or similar words, identify such forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Important factors known to us that could cause such material differences are identified in this Annual Report on page 21 under the heading "Certain Important Factors" and in the "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 15-20 of this Annual Report. We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future reports to the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We founded our business in 1972. Pfizer Inc. acquired our business in 1985. In September 1998, a group of investors led by Warburg, Pincus Equity Partners, L.P., financed the purchase of our assets from Pfizer. We formed American Medical Systems Holdings, Inc., our current holding company, in April 2000.

We manufacture and market a broad and well-established line of medical devices for patients suffering from incontinence, erectile dysfunction and prostate disease. We are focused on expanding our product offering and adding less-invasive medical devices for urological disorders through product development and acquisitions.

In 1999, we expanded our commitment to the incontinence and prostate disease markets with the acquisition of several technologies, most notably technologies related to incontinence from Influence, Inc. These acquisitions have enabled us to diversify our product portfolio and offer a sling product for incontinence, one of the fastest growing surgical procedures for the treatment of incontinence.

We have incurred substantial losses since the September 1998 acquisition from Pfizer. These losses resulted primarily from nonrecurring costs related to the acquisition from Pfizer, including nonrecurring charges to cost of sales related to acquired inventories. We incurred additional losses in 1999 related to the acquisition of Influence, Inc. and other technologies for incontinence, primarily from non-recurring charges to operating costs for in-process research and development. Without these non-recurring charges, we would have been profitable during 1998 and 1999.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

NET SALES - Net sales increased $19.0 million, or 23.3%, from $81.3 million in 1999, to $100.3 million in 2000. Of this increase, 81.6% was attributable to incontinence product sales. Incontinence sales increases related to sling products, acquired as part of the Influence acquisition in December 1999, amounted to approximately 75% of our sales increase in 2000 over sales in 1999. Erectile dysfunction sales increased 8.7% with an increase in the number of units sold being somewhat offset by negative currency translation.

Increased sales of our incontinence and erectile dysfunction products were offset by a decline in sales in our prostate products. Sales of our UroLume Endoprosthesis stents decreased $0.6 million in 2000 compared to 1999 due to manufacturing problems at an outside supplier. This problem was corrected in the first quarter of 2000 and sales of this product have been near 1999 levels since March 2000.

Net sales in the United States increased $18.8 million, or 29.8 %, from $62.9 million in 1999, to $81.7 million in 2000. The majority of this increase is attributable to sling product sales acquired from Influence and the balance of the increase was due to the growth in sales from erectile dysfunction and other incontinence products.

Foreign net sales increased $0.2 million, or 1.2%, from $18.4 million 1999, to $18.6 million in 2000. Slightly improved sales of incontinence and erectile dysfunction products were almost entirely offset by decreased sales of prostate products. The net increase in sales revenue was negatively impacted by currency translation of approximately $1.9 million in 2000, compared to 1999.

COST OF SALES - Cost of sales as a percentage of net sales decreased from 38.6% in 1999, to 21.8% in 2000. Our cost of sales during 1999 was negatively impacted because our inventories were recorded at fair market value at the date of our acquisition from Pfizer. Some of this inventory was sold during the first three months of 1999 resulting in an $11.6 million charge to cost of sales. Excluding this charge, cost of sales as a percentage of net sales was 24.4% in 1999. Cost of sales in 2000 benefited from improved manufacturing efficiencies, including reduced scrap and lower warranty charges.

MARKETING AND SALES - Marketing and sales costs increased $8.9 million, or 29.2%, from $30.4 million in 1999, to $39.3 million in 2000. Approximately $5.0 million of this increase was attributable to marketing and the sales force that focuses on the sling product sales acquired from Influence in December 1999. We also had a full year of expenses related to our 1999 restructuring of our European sales and marketing operations. These actions were required for us to create independent sales and marketing operations following our acquisition from Pfizer.

GENERAL AND ADMINISTRATIVE - General and administrative costs increased $4.2 million, or 53.7%, from $7.9 million in 1999, to $12.1 million in 2000. This increase in costs is primarily attributable to accounting, information technology, and general management functions necessary to support the operations acquired from Influence.

RESEARCH AND DEVELOPMENT - Research and development costs increased $2.7 million, or 28.0%, from $9.5 million in 1999, to $12.2 million in 2000. This increased spending supports our strategic emphasis on internal new product development, some of which is described in the following paragraphs and later in a section titled "Acquired In-Process Research and Development Projects." We also added a number of research and development personnel through our acquisition of Influence.

The InVance(TM) Male Sling Fixation System, an implantable device for the treatment of stress urinary incontinence in men, launched in mid-2000, will be joined by two new female sling system offerings we plan to introduce in 2001. The first of these, the TransFix Female Sling Fixation System, formerly known as Staple-Tac, will offer another option to complement the successful In-Fast((TM)) Female Sling Fixation System. Both male and female incontinence sling product sales should benefit from our recent efforts to increase the supply of our Urogen(TM) Dermis Allograft sling material.

We received FDA approval in the fourth quarter 2000 to market a new material called Parylene Micro Coating. This coating is being added to key penile implant lines to increase the device's long-term performance for the patient. The Canadian regulatory agency, Health Canada Therapeutic Products Programme, recently approved another new device treatment, our antimicrobial treated penile prosthesis. This product has been successfully used clinically in Canada, and we anticipate U.S. FDA marketing clearance for this product in the first half of 2001.

Clinical trials for the ProstaJect(TM) Ethanol Injection System, a new technology for the treatment of benign prostatic hyperplasia (BPH) (enlarged prostate disease), started in the United States in February 2001. The Investigational New Drug (IND) application for ProstaJect was cleared by the FDA in early January 2001. The product has CE Mark approval and is scheduled to be launched in European markets in May 2001.

TRANSITION AND REORGANIZATION - In the first six months of 1999, we completed an assessment of senior management personnel needs and also completed a strategic review of our research and development function. We accrued $3.0 million of transition and reorganization expenses as a result of this review. These costs primarily related to employee termination benefits and executive search fees. In the first six months of 2000, we completed another assessment of management personnel needs. We accrued $1.0 million of transition and reorganization expenses as a result of this review. These costs are primarily related to employee termination benefits.

AMORTIZATION OF INTANGIBLES - Amortization of intangibles increased $4.1 million, or 96.2%, from $4.3 million in 1999, to $8.4 million in 2000. Amortization related to the Influence acquisition added $4.0 million to costs in 2000 versus the same period in 1999.

ROYALTY AND OTHER INCOME (EXPENSE) - We license our stent delivery technology to a former subsidiary of Pfizer for medical use outside of the urology field. We entered into this license agreement in September 1998 in connection with our acquisition from Pfizer. All of our royalty income is from this license.

Royalty and other income decreased $1.3 million, or 30.4%, from $4.2 million in 1999, to $2.9 million in 2000. During 1999, we benefited from a one-time $0.5 million contractual research and development project reimbursement.

INTEREST EXPENSE - Net interest expense was $6.9 million in 2000 and 1999. Higher interest rates in 2000 versus 1999 were offset by lower average borrowings during 2000 as compared to 1999.

INCOME TAX BENEFIT (EXPENSE) - Income tax expense increased $6.7 million from a tax benefit of $5.3 million in 1999 to a $1.4 million tax expense in 2000. Effective tax rate comparisons between 1999 and 2000 are not meaningful as permanent non-deductible expenses, primarily related to amortization, are abnormally high in comparison to pretax income in 2000.

NET INCOME - Net income for 2000 was $0.1 million, versus a net loss of $9.8 million in 1999.

Year Ended December 31, 1999 Compared to the Combined Periods of January 1, 1998 to September 10, 1998, and September 11, 1998 to December 31, 1998

NET SALES - Net sales increased $3.6 million, or 4.7%, from $77.7 million in 1998 to $81.3 million in 1999 primarily due to the growth in our erectile dysfunction product line. Our erectile dysfunction sales increased 11.6% from 1998 to 1999. In addition, sales from products acquired from Influence in mid-December 1999 accounted for $0.6 million of the increase. Partially offsetting these increases was a $1.1 million decrease in sales of our artificial urinary sphincter for the treatment of incontinence. Our international sales of this product decreased $1.7 million, primarily due to a decrease in the reimbursement rates in certain European countries, particularly France.

COST OF SALES - Cost of sales as a percentage of net sales increased from 25.7% in the period from January 1 to September 10, 1998 to 67.3% during the period from September 11 to December 31, 1998 and to 38.6% in 1999. In connection with the acquisition from Pfizer in September 1998, inventories were recorded at fair market value requiring a $21.8 million write-up above manufactured costs. This write-up was charged to cost of sales over a six-month period ending March 31, 1999, during which these inventories were sold. Cost of sales was charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999. In addition, we recorded an $0.8 million charge in the fourth quarter of 1999 related to manufacturing problems at an outside supplier of the delivery system used to place our UroLume Endoprosthesis stent.

Excluding the effects of the higher costs of inventory charged to cost of sales and the manufacturing problems at an outside supplier of the delivery system used to place our UroLume Endoprosthesis stent, cost of sales as a percentage of sales decreased from 25.7% during the period from January 1 to September 10, 1998 to 23.0% in the period from September 11 to December 31, 1998 and increased slightly to 23.3% in 1999. These reductions during late 1998 and 1999 in cost of sales as a percentage of sales primarily resulted from reduced manufacturing labor, obsolescence charges and overhead spending. Slightly higher production volumes of erectile dysfunction devices also helped this improvement.

MARKETING AND SALES - Marketing and sales costs increased $3.7 million, or 13.7%, from $26.7 million in 1998 to $30.4 million in 1999. During 1999, we restructured our European sales and marketing operations. These actions were required for us to create independent sales and marketing operations following our acquisition from Pfizer.

GENERAL AND ADMINISTRATIVE - General and administrative costs decreased $13.9 million, or 63.8%, from $21.8 million in 1998 to $7.9 million in 1999 primarily due to legal expenses relating to product liability exposure allocated to us by Pfizer prior to the acquisition. During 1998, we charged operations $13.2 million of legal expenses as compared to $2.0 million in 1999. The 1998 charges were primarily incurred during the period from January 1 to September 10, 1998. Under the Pfizer acquisition agreement, Pfizer agreed to indemnify us for the costs of product liability claims relating to products sold prior to the acquisition. Excluding these legal expenses, general and administrative costs as a percentage of net sales decreased from 11.1% in 1998 to 9.7% in 1999, in part because of efficiencies gained from operating as an independent company.

RESEARCH AND DEVELOPMENT - Research and development costs decreased $3.5 million, or 26.9%, from $13.1 million in 1998 to $9.6 million in 1999. During 1998, we abandoned an external project that cost $3.1 million in 1998.

TRANSITION AND REORGANIZATION - In late 1998, following our acquisition from Pfizer, we recorded $2.5 million of transition and reorganization expenses. We also assessed our senior management personnel needs in early 1999 and conducted a strategic review of our research and development efforts. Transition and reorganization costs of $3.0 million accrued in 1999 were primarily related to employee termination benefits and executive recruiting fees.

AMORTIZATION OF INTANGIBLES - Amortization of intangibles increased $3.3 million, or 332.9%, from $1.0 million in 1998 to $4.3 million in 1999 principally related to approximately $74.6 million of goodwill and other intangible assets recorded following the acquisition from Pfizer in September 1998. In the period from September 11 to December 31, 1998, $1.0 million of intangible amortization was expensed.

IN-PROCESS RESEARCH AND DEVELOPMENT - We expensed $6.1 million of in-process research and development costs in connection with the Influence acquisition in December 1999 and $1.3 million of in-process research and development costs related to the August 1999 acquisition of a bulking system for the treatment of urinary incontinence.

ROYALTY AND OTHER INCOME (EXPENSE) - In 1999, we recognized royalty income of approximately $3.4 million, all of which was from the license of our stent delivery technology to a former subsidiary of Pfizer for medical use outside of the urology field.

INTEREST EXPENSE - Interest expense increased $5.2 million, or 311.1%, from $1.7 million in 1998 to $6.9 million in 1999. We borrowed $95.0 million to finance our acquisition from Pfizer in September 1998 and $2.5 million in early 1999 to pay for transition and reorganization expenses.

INCOME TAX BENEFIT - We recorded tax benefits of $5.3 million in 1999 and $4.0 million in the period from September 11 to December 31, 1998. The 1999 tax benefit resulted primarily from the revaluation of acquired inventories, the recording of write-offs of acquired research and development, the expensing of transition and reorganization costs and interest expense. The tax benefit during the period from September 11 to December 31, 1998 was caused by the impact of the revaluation of acquired inventories, transition and reorganization costs and interest expense. The recording of these tax benefits assumed that we will achieve significant levels of profitability in the future. We believe our past levels of profitability and future operating expectations will allow us to realize these benefits, although we cannot assure these results.

The effective tax rates used to record these benefits were 35.2% in 1999 and 38.3% during the period from September 11 to December 31, 1998. These rates compare to the effective rate of 39.9% used to record tax expense in the period January 1 to September 10, 1998. The effective rates differ from the statutory rates due to state taxes, goodwill amortization, and the impact of foreign taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $12.2 million as of December 31, 2000, as compared to $6.9 million as of December 31, 1999, and $2.8 million as of December 31, 1998.

CASH PROVIDED FROM AND USED IN OPERATIONS - During 2000, our operations provided $7.3 million of cash as compared to $13.9 million of cash provided from operations during 1999. Depreciation expense was $1.1 million more in 2000 than in 1999 following the installation of new software systems and related hardware. Amortization of intangibles and deferred financing costs increased $4.3 million in 2000 from 1999 due to additional intangible amortization related to the Influence acquisition in December, 1999.

Our 1999 net loss of $9.8 million was caused largely by non-cash items, including the $11.6 million charge for the acquisition write-up of inventories, the $7.4 million write-off of in-process research and development resulting from our incontinence acquisitions, $6.8 million of depreciation and amortization and $2.1 million of pension expense that did not require funding. We collected $6.8 million from former affiliates, but accounts receivable grew because of higher revenues. We used cash to reduce our accrued liabilities, particularly those related to transition and reorganization costs.

We generated $0.9 million in cash from operations in the period from September 11 to December 31, 1998 following the Pfizer acquisition. In the period from January 1 to September 10, 1998, we generated $1.3 million of cash from operations.

CASH USED IN INVESTING ACTIVITIES - During 2000, we invested $1.7 million in property and equipment primarily related to the implementation of new software systems and purchases of related computer hardware. We made additional contingent purchase price payments related to Influence. We also paid the second $1.0 million installment related to a patent purchase and paid $1.6 million in up-front financing fees on our senior credit facility.

During 1999, we used $31.6 million to purchase Influence and to acquire other technologies and assets. We also paid our first installment of $1.0 million to acquire a patent related to our incontinence products. We spent $6.5 million for capital expenditures, mostly related to implementation of new software systems and purchases of related computer hardware. We invested $2.0 million in 1998 for purchases of manufacturing equipment and computer hardware and software.

CASH PROVIDED FROM FINANCING ACTIVITIES - In April 2000, we established a new credit facility. The facility consisted of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. Subsequent to December 31, 2000, the guarantee on the revolving line of credit has been removed. In August 2000, we received $63.3 million in net proceeds from our initial public offering of common stock and exercise of stock options. We used these proceeds to pay $35.0 million outstanding under the guaranteed note and approximately $6.0 million under our then guaranteed revolving line of credit. At June 30, 2000, September 30, 2000, and December 30, 2000, we also made quarterly principal payments aggregating $5.5 million under the term note. On September 30, 2000, we also prepaid $15.0 million under the term note reducing required quarterly principal payments. The term note now requires quarterly principal payments of $1.5 million through March 2002, $1.9 million from June 2002 through March 2003, $2.3 million from June 2003 through March 2004, and $2.5 million from June 2004 through March 2006. We continue to maintain the $15.0 million revolving line of credit.

The 1999 acquisition of Influence and other technologies were financed through $23.0 million of additional preferred stock financing from our existing stockholders, which was converted into common stock in connection with our initial public offering, and $3.8 million of borrowings under our senior credit facility. We also borrowed $2.5 million under our credit facility to finance 1999 purchases of computer hardware and software and to fund the payment of accrued transition and reorganization expenses.

CASH COMMITMENTS - Our acquisition of Influence obligates us to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on December 16, 2001. Through March 31, 2001, we have made $7.5 million of these contingent payments, including $2.9 million after December 31, 2000. In addition, we are required to make additional purchase price payments approximating $8.2 million by April 30, 2001, as we have reached settlement with Boston Scientific Corporation on all outstanding patent disputes. We believe that our current cash balances together with borrowings available under our senior credit facility and cash from operations will be sufficient to finance our current operations and planned capital expenditure requirements for at least the next 12 months.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT PROJECTS

In connection with our acquisitions of technologies during 1999, we conducted a valuation of the intangible assets acquired. Based on this valuation, we assigned $7.4 million to purchased in-process research and development, or IPR&D. A brief description of our acquired in-process research and development projects is set forth below:

INFLUENCE: INVANCE - The InVance, formerly Straight-In, is a male sling fixation system. For the IPR&D valuation, we estimated that the product was 80% complete, and we currently estimate that the product is 95% complete. The product has FDA approval and an initial launch occurred in mid-2000. A second design iteration has also been verified. In the second quarter of 2001, we plan to introduce the second generation of this product.

INFLUENCE: NEXT GENERATION SLING SYSTEMS - We have two next generation sling systems under development: No-Tac and TransFix Female Sling Fixation System, formerly known as Staple-Tac. The No-Tac does not require a bone screw in the pubic bone. For the IPR&D valuation, we estimated that this product was 60% complete, and we currently estimate that this product is 75% complete. As of the valuation date, we estimated costs to complete to be $0.3 million. We currently estimate the cost to complete to be $0.1 million. As of the valuation date, we estimated this product would be released late in 2000. We are currently evaluating the timing of the release of this product.

The TransFix Female Sling Fixation System is a pull-in inserter that is sutureless. For the IPR&D valuation, we estimated that this product was 75% complete, and we currently estimate that this product is 95% complete. We are currently performing final design changes and market evaluations. We expect broad market release in mid-2001.

INFLUENCE: FLAST - The Flast is a device used to harvest human tissue for a sling procedure, and it is in the late prototype stage. For the IPR&D valuation, we estimated that this product was 75% complete. Our percent completion estimate has not changed since that time. Our assessment of the economic viability has caused us to postpone the release of this product.

INFLUENCE: NEXTUS - NexTus is a soft tissue-anchoring device. For the IPR&D valuation, we estimated that this product was 80% complete. Our percent completion estimate has not changed since that time. We initially estimated that the cost to complete would be $0.1 million, and we currently estimate that this cost will be $0.3 million. We initially estimated that we would release this product in 2001, pending regulatory approval. We have filed a 510(k) submission, and we expect FDA approval in the second quarter of 2001.

INFLUENCE: CLIP-IN - The Clip-In is a clip around the suture in place of a knot. For the IPR&D valuation, we estimated that this product was 75% complete. Our percent completion estimate has not changed since that time. We do not currently plan to release this product based on our assessment of economic viability.

UROSURGE: NEXT GENERATION UROVIVE (TM) SYSTEM - The next generation UroVive system is a durable reversible microballoon system to treat stress urinary incontinence. It includes a microballoon, a delivery system, and a syringe filled with saline. At the IPR&D valuation date, we estimated that the microballoon was 60% complete and the delivery system was 40% complete. At the time of valuation, clinical trials were underway, and we estimated the cost of completion to be $0.5 million. The project has since been revised, and we currently expect development to be completed during the third quarter of 2001. The FDA requirements for this product have significantly increased because the clinical data we acquired with this product is not suitable for FDA submission. We plan to launch this product in the third quarter of 2001 internationally. We have suspended U.S. clinicals and currently are not pursuing a U.S. launch. We have assessed the recoverability of goodwill from this product by measuring future cash flows. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that the estimated expected undiscounted future cash flows from this product are less than the carrying amount of goodwill over its remaining amortization period. Based upon this analysis, no impairment currently exists.

INTEREST RATE HEDGING AND CURRENCY FLUCTUATIONS

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, and commodity price or equity price risk. We have not purchased options or entered into forward or futures contracts, except as required by our senior credit facility. See Note 5 in Notes to Combined and Consolidated Financial Statements included in this report.

Our operations outside of the United States are maintained in their local currency, except for our Israeli subsidiary, where the U.S. dollar serves as the functional currency. All assets and liabilities of our international subsidiaries are translated to U.S. dollars at year-end exchange rates. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions are included in operations and were not material in any period.

INFLATION

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future

CERTAIN IMPORTANT FACTORS

There are several important factors that could cause our actual results to differ materially from our anticipated results or which are reflected in any forward-looking statements in this report. These factors, and their impact on the success of our operations and our ability to achieve our goals, include the following:

SUCCESSFUL INTRODUCTION OF NEW PRODUCTS AND PRODUCT IMPROVEMENTS - As part of our growth strategy, we intend to introduce a number of new products and product improvements, which were described earlier. If we do not introduce these new products and product improvements timely, our future growth will suffer.

CONTINUED USE OF NON-INVASIVE TREATMENT ALTERNATIVES - We predominantly sell medical devices for invasive or minimally invasive surgical procedures. If patients do not accept our products, our sales may decline. Patient acceptance of our products depends on a number of factors, including the failure of non-invasive therapies, the degree of invasiveness involved in the procedures using our products, the rate and severity of complications from the procedures using our products and other adverse side effects from the procedures using our products. Patients are more likely first to consider non-invasive alternatives to treat their urological disorders. The introduction of new oral medications or other less-invasive therapies may cause our sales to decline in the future.

CONTINUED PHYSICIAN USE AND ENDORSEMENT OF OUR PRODUCTS - In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Many of the products we recently acquired or are developing are based on new treatment methods. Acceptance of our products is dependent on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to competitive products, and on training physicians in the proper application of our products.

INCREASED SUPPLY OF SLING MATERIAL - We provide human cadaveric tissue as a service in conjunction with the sale of our sling procedure kits for urinary incontinence. Currently, the available supply of human tissue is not sufficient to meet demand. In December 2000, we entered into an agreement with our supplier of cadaveric dermal tissue to act as a processor of material we provide. If this agreement proves inadequate, or we are unable to source enough unprocessed dermal tissue, sales of our sling procedure kits could decline.

INCREASING GROWTH OF THE PENILE IMPLANT MARKET - In order to grow our business, we need to increase our sales to the penile implant market. If we are unable to do so, our future growth will suffer.

ACTIONS RELATED TO REIMBURSEMENT FOR OUR PRODUCTS - We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Our revenues depend largely on government health care programs and private health insurers reimbursing patients' medical expenses. Physicians, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. If we are unable to obtain adequate levels of reimbursement from third-party payors outside of the United States, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have governmentally managed health care systems that govern reimbursement for new devices and procedures.

POTENTIAL PRODUCT RECALLS - In the event that any of our products prove to be defective, we could voluntarily recall, or the FDA could require us to redesign or implement a recall of, any defective product. We believe there is a possibility that we may recall products in the future and that future recalls could result in significant costs to us and significant negative publicity which could harm our ability to market our products in the future.

American Medical Systems Holdings, Inc.
CONSOLIDATED BALANCE SHEETS


   (In thousands, except share and per share data)
   As of December 31,                                                                              2000            1999
-----------------------------------------------------------------------------------------------------------------------
   ASSETS
   Current assets:
      Cash and cash equivalents                                                                $ 12,165       $   6,940
      Accounts receivable, net                                                                   23,616          19,809
      Inventories                                                                                 9,674          11,045
      Deferred taxes                                                                              4,366           4,133
      Other current assets                                                                        1,684           1,475
-----------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                    51,505          43,402
   Property, plant and equipment, net                                                            24,773          26,774
   Intangibles, net                                                                              99,731         101,951
   Deferred income taxes                                                                          5,129           6,454
   Other assets                                                                                     124             427
-----------------------------------------------------------------------------------------------------------------------
         Total assets                                                                          $181,262        $179,008
=======================================================================================================================

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
   Current liabilities:
      Accounts payable                                                                         $  2,431       $   2,753
      Accrued compensation and related benefits                                                  13,306          11,684
      Accrued warranty expense                                                                    7,548           7,385
      Other accrued expenses                                                                      3,441           9,736
      Current portion of notes payable                                                            6,033           6,000
-----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                               32,759          37,558
   Long-term notes payable                                                                       38,459          95,300
   Minority interest                                                                                521             521
   Redeemable preferred stock:
      Series A convertible preferred stock, par value $.01 per share; authorized
         32,116 shares at 1999; issued and outstanding 27,749 shares for 1999                         -          30,523
      Series B convertible preferred stock, par value $.01 per share; authorized
         4,050,000 shares at 1999; issued and outstanding 680,000 shares for 1999                     -           3,637
      Series C convertible preferred stock, par value $.01 per share; authorized
         6,000,000 shares at 1999; issued and outstanding 3,370,000 shares for 1999                   -          18,235
      Series D convertible preferred stock, par value $.01 per share; authorized
         4,800,000 shares at 1999; issued and outstanding 336,144 shares for 1999                     -           3,395
      Series E convertible preferred stock, par value $.01 per share; authorized
         3,400,000 shares at 1999; issued and outstanding 1,163,856 shares for 1999                   -          11,675
   Stockholders' equity (deficit):
      Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued                       -               -
      Common stock, par value $.01 per share; authorized 95,000,000 shares;
         issued and outstanding 16,166,887 voting shares and 11,597,941 non-voting shares for
         December 31, 2000; none issued for December 31, 1999                                       278               -
      Additional paid-in capital                                                                135,449               -
      Deferred compensation                                                                        (996)              -
      Accumulated other comprehensive loss                                                       (1,073)           (993)
      Accumulated deficit                                                                       (24,135)        (20,843)
-----------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity (deficit)                                                   109,523         (21,836)
-----------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                            $181,262        $179,008
=======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

American Medical Systems Holdings, Inc.
STATEMENTS OF OPERATIONS

                                                    Consolidated American Medical Systems Holdings, Inc.       Combined Predecessor
                                                 ----------------------------------------------------------    ---------------------
                                                  For the years ended December 31,         Period from              Period from
                                                 ---------------------------------    September 11, 1998 to       January 1, 1998 to
(In thousands, except per share data)                  2000                  1999       December 31, 1998       September 10, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                         $ 100,317             $  81,353               $  23,115                $  54,615
Cost of sales                                        21,891                31,419                  15,551                   14,050
----------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                      78,426                49,934                   7,564                   40,565
Operating expenses:
   Marketing and sales                               39,277                30,400                   8,261                   18,486
   General and administrative                        12,128                 7,889                   1,951                   19,846
   Research and development                          12,225                 9,552                   2,884                   10,177
   Transition and reorganization                      1,000                 3,000                   2,517                       --
   Amortization of intangibles                        8,360                 4,260                     965                       19
   In-process research and development                 --                   7,354                      --                       --
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             72,990                62,455                  16,578                   48,528
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               5,436               (12,521)                 (9,014)                  (7,963)
Royalty and other income (expense)                    2,928                 4,205                     180                     (155)
Interest income (expense)                            (6,943)               (6,873)                 (1,672)                      --
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     1,421               (15,189)                (10,506)                  (8,118)
Income tax benefit (expense)                         (1,369)                5,340                   4,024                    3,241
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $      52             $  (9,849)              $  (6,482)               $  (4,877)
==================================================================================================================================
Earnings per share:
   Basic and diluted                              $     .00
===========================================================
Weighted average common shares:
   Basic                                             10,478
   Diluted                                           12,809
===========================================================

The accompanying notes are an integral part of the consolidated financial statements.

American Medical Systems Holdings, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                           Accumulated
                                                               Additional   Accumulated                          Other
                                              Common Stock        Paid-In      Earnings        Deferred  Comprehensive
 (In thousands)                          Shares     Par Value     Capital      (Deficit)    Compensation           Loss      Total
----------------------------------------------------------------------------------------------------------------------------------
Combined Predecessor:
Balances at December 31, 1997               --      $    --      $    --      $ 122,612       $    --      $    --       $ 122,612
   Net loss                                 --           --           --         (4,877)           --           --          (4,877)
   Net activity with Pfizer                 --           --           --         (2,296)           --           --          (2,296)
Transfer of value due to acquisition        --           --           --       (115,439)           --           --        (115,439)
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Successor:
Balances at September 10, 1998              --           --           --             --            --           --              --
Comprehensive loss
   Net loss                                 --           --           --         (6,482)           --           --          (6,482)
   Cumulative translation adjustment        --           --           --             --            --         (445)           (445)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                    --           --           --         (6,482)           --         (445)         (6,927)
Accretion of cumulative preferred
   stock dividends                          --           --           --           (981)           --           --            (981)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998               --           --           --         (7,463)           --         (445)         (7,908)
Comprehensive loss
   Net loss                                 --           --           --         (9,849)           --           --          (9,849)
   Cumulative translation adjustment        --           --           --             --            --         (548)           (548)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                    --           --           --         (9,849)           --         (548)        (10,397)
Accretion of cumulative preferred
   stock dividends                          --           --           --         (3,531)           --           --          (3,531)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999               --           --           --        (20,843)           --         (993)        (21,836)
Comprehensive loss
   Net income                               --           --           --             52            --           --              52
   Cumulative translation adjustment        --           --           --             --            --          (80)            (80)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                    --           --           --             52            --          (80)            (28)
Accretion of cumulative preferred
   stock dividends                          --           --           --         (3,344)           --           --          (3,344)
Conversion of preferred stock
   to common stock                      21,269          213       70,644             --            --           --          70,857
Issuance of common stock,
   net of offering expenses              6,250           63       62,871             --            --           --          62,934
Issuance of common stock
   pursuant to stock options exercised     246            2          407             --            --           --             409
Income tax benefit related to
   stock option plans                       --           --           96             --            --           --              96
Issuance of compensatory
   stock options                            --           --        1,431             --        (1,431)          --              --
Amortization of deferred
   compensation                             --           --           --             --           435           --             435
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000           27,765    $     278    $ 135,449      $ (24,135)    $    (996)    $ (1,073)      $ 109,523
==================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

American Medical Systems Holdings, Inc.
STATEMENTS OF CASH FLOWS

                                                          Consolidated American Medical Systems Holdings, Inc.  Combined Predecessor
                                                          ----------------------------------------------------  --------------------
                                                                     For the years
                                                                   ended December 31,              Period from          Period from
                                                                  ---------------------- September 11, 1998 to   January 1, 1998 to
(In thousands)                                                      2000         1999        December 31, 1998   September 10, 1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                              $     52      $ (9,849)            $ (6,482)        $ (4,877)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation                                                   3,723         2,578                  613            2,036
      Amortization of intangibles                                    8,360         4,260                  965               19
      Deferred financing costs                                         215            --                   --               --
      In-process research and development                               --         7,354                   --               --
      Noncash pension charge                                         1,295         2,058                  590             (470)
      Noncash deferred compensation                                    435            --                   --               --
      Income tax benefit related to stock option plan                   96            --                   --               --
      Change in net deferred taxes                                   1,093        (2,814)                (843)            (451)
      Changes in operating assets and liabilities:
         Accounts receivable                                        (3,242)       (1,800)              (2,891)           3,720
         Receivable from former affiliate                               --         6,757               (1,166)           2,296
         Inventories                                                 1,290        11,921               11,190           (3,120)
         Accounts payable                                             (299)       (1,498)               2,958           (1,112)
         Accrued expenses                                           (5,805)       (5,060)              (3,237)           2,990
         Other assets                                                   94            (9)                (847)             225
------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                7,307        13,898                  850            1,256
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of property, plant and equipment                        (1,675)       (6,470)                (721)          (1,294)
   Acquisition of businesses, net of cash acquired                  (3,744)      (31,622)                  --               --
   Purchase of other intangibles                                    (2,611)       (1,000)                  --               --
------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                   (8,030)      (39,092)                (721)          (1,294)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Sale of preferred stock                                              --        22,953                   --               --
   Sale of common stock                                             63,343            --                   --               --
   Borrowings on long-term debt                                      4,700         6,300                   --               --
   Payments on long-term debt                                      (61,508)           --                   --               --
------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                6,535        29,253                   --               --
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rates                                              (587)           73                 (202)              --
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 5,225         4,132                  (73)             (38)
Cash and cash equivalents, beginning of year                         6,940         2,808                2,881               --
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $ 12,165      $  6,940             $  2,808         $    (38)
------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure:
   Cash paid for interest                                         $  7,542      $  6,049             $  1,571         $     --
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

American Medical Systems Holdings, Inc.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   Business Description and Significant Accounting Policies

BUSINESS DESCRIPTION - American Medical Systems, Inc., predecessor to American Medical Systems Holdings, Inc. (collectively, the "Company" or "AMS"), was a business unit within Pfizer Inc. until September 10, 1998 when it, and certain net assets exclusively used in its business, was acquired by a group of private investors for $130 million. The Company purchased assets of $68.2 million and assumed liabilities of $12.6 million. In connection with this transaction, the Company recorded $7.6 million related to intangible patent assets, $4.2 million related to intangible workforce assets, $1.8 million of capitalized transaction costs, and $61.0 million of goodwill which is being amortized over an estimated useful life of 25 years. The Company manufactures and markets a broad and well-established line of proprietary surgical products directly to urologists. The Company principally focuses on the three major urological disorders: incontinence, erectile dysfunction and prostate disease.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of American Medical Systems Holdings, Inc. and its subsidiaries after elimination of all significant intercompany transactions and accounts. In March 2000, American Medical Systems, Inc. formed American Medical Systems Holdings, Inc. In April 2000, the stockholders of American Medical Systems, Inc. exchanged all of their outstanding shares of capital stock of American Medical Systems, Inc. for an identical number of shares of the same class and series of capital stock of American Medical Systems Holdings, Inc. No change in ownership occurred as a result of this reorganization, and the reorganization was accounted for as a reorganization of entities under common control. Accordingly, this reorganization had no effect on the Company's financial statements. The financial statements are presented as if this reorganization took place effective September 10, 1998.

BASIS OF PRESENTATION - Period from January 1, 1998 to September 10, 1998. The combined financial statements for the period from January 1, 1998 to September 10, 1998 present the financial position, results of operations and cash flows for AMS as if it were a separate legal entity. All significant transactions and balances among AMS locations have been eliminated. Operations outside of the U.S. were included on a fiscal year basis ending November 30. The combined financial statements included the accounts specifically attributed to AMS, including allocations of certain assets, liabilities and expenses relating to shared services and administrative functions incurred at the corporate and business segment operating levels of Pfizer. The Company did not have debts to Pfizer and therefore there was never any interest to be charged. The amount of the net cash transfers is included in the statement of cash flows.

CORPORATE AND DIVISIONAL ALLOCATED COSTS - Period from January 1, 1998 to September 10, 1998. Pfizer allocated certain actual corporate service and employee benefit expenses to AMS based on number of personnel, occupied office space and third party sales. An additional $2.3 million has been included in the accompanying combined statement of operations, representing various other corporate and divisional overhead costs.

Pfizer corporate overhead costs represent a portion of corporate functions such as personnel, legal, accounting, treasury and information systems which were allocated based primarily on sales of AMS compared to total Pfizer revenues.

Overhead costs of the Medical Technology Group of Pfizer (MTG), representing personnel, quality control, regulatory compliance, finance and business development were allocated based primarily on sales to third party customers of AMS compared to total MTG sales.

AMS purchased certain products from an affiliated entity which were carried at the affiliate's manufactured cost.

Certain costs including marketing, research and development, quality assurance, finance, information technology and personnel were shared between AMS and another member of the MTG division. Such shared service costs were charged to AMS based on estimated usage and were approximately $4.4 million for the period from January 1 to September 10, 1998. The nature and amount of these shared services may not be indicative of American Medical Systems, Inc. stand-alone costs.

Included within operating expenses on the accompanying combined statement of operations are credits earned for the co-promotion of Cardura, an affiliate's product. Net of sales costs, such amounts were $982,000 for the period from January 1 to September 10, 1998.

Management believes that all allocations were made on a reasonable basis; however, these costs may not necessarily be representative of the costs that would have been or will be incurred by AMS as an independent company.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalent balances are concentrated primarily with one investment manager and the majority is invested in daily money market funds.

CONCENTRATION OF RISKS - The Company's accounts receivable are primarily due from hospitals and independent foreign distributors located mainly in the United States and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the United States are somewhat mitigated by a large number of geographically dispersed customers. The Company does not presently anticipate credit risk associated with foreign trade receivables, although collection could be impacted by the underlying economies of the respective countries.

One Company subsidiary, Influence Medical Technologies Ltd., has its product development and production facility located in Israel, and the Company is directly affected by the political, economic and military conditions to which the country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have an adverse effect on the Company's business, financial conditions, and results of operations.

INVENTORIES - The majority of inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. At the date the Company was acquired from Pfizer Inc., inventories were recorded at fair value requiring a $21.8 million write-up. This write-up was charged to the statement of operations over a six-month period ended March 31, 1999, representing an estimate of the period over which inventories were sold. Cost of sales was charged $11.6 million relating to this write-up in the first quarter of 1999 and $10.2 million in the period from September 11 to December 31, 1998.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment, including internal and external costs of computer software, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are generally recorded using the straight-line method over the following estimated useful asset lives:

Building                                                      20 years
Machinery and equipment                                   8 - 12 years
Furniture, fixtures and other                             3 - 12 years
Software                                                   3 - 5 years

Maintenance, repairs and minor improvements are charged to expense as incurred while major betterments and renewals are capitalized. When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in operations.

INTANGIBLE ASSETS - Intangible assets consist of goodwill and purchased intangibles related to workforce, patents, non-compete agreements, tradename, and developed research and development technologies. Intangible assets are being amortized on a straight-line basis over periods ranging principally from 10 to 25 years. The Company continually evaluates the periods of amortization to determine whether events and circumstances, such as effects of competition, obsolescence and other economic factors, warrant revision of the useful lives. The Company assesses the recoverability of good-will from future operations using cash flows of the related acquired business as a measure. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that the estimated expected undiscounted future cash flows of the related business are less than the carrying amount of goodwill over its remaining amortization period. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

LONG-LIVED ASSETS - The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires the long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

REVENUE RECOGNITION - The Company recognizes sales upon product shipment, net of allowances for estimated returns.

RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred.

ADVERTISING COSTS - Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations during the years ended December 31, 2000 and 1999, and the periods from January 1 to September 10, 1998 and September 11 to December 31, 1998 were $2.6 million, $3.2 million, $1.3 million and $0.4 million, respectively.

PRODUCT WARRANTY COSTS - The Company provides a warranty on its products and accrues estimated future warranty costs based on its history of actual warranty costs incurred.

SOFTWARE DEVELOPMENT COSTS - The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use in accordance with AICPA Statement of Position 98-1, "Accounting For Computer Software Developed For Or Obtained For Internal Use."

INCOME TAXES - Pre-September 10, 1998. As an operating unit of Pfizer, AMS did not file separate tax returns but rather was included as part of the various returns filed by Pfizer or its subsidiaries. For reporting purposes, AMS' tax provision was computed as if it were a separate company and income taxes were settled with Pfizer on a current basis. Deferred tax assets and liabilities were recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. In accordance with Pfizer's policy, no provision was made for taxes on overseas earnings which were deemed to be permanently reinvested.

Post-September 10, 1998. The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences") using enacted tax rates in effect in the years in which the differences are expected to reverse. Temporary differences relate primarily to the allowance for doubtful accounts, obsolete inventory allowances, depreciation, and accruals for vacation, product liability and warranty costs.

FOREIGN CURRENCY TRANSLATION - The financial statement amounts attributed to operations outside of the United States are maintained in their local currency, except for Influence Medical Technologies Ltd., where the United States dollar serves as the functional currency. All assets and liabilities of the Company's international subsidiaries are translated to United States dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions are included in operations and were not material during the periods presented.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventories, the period of goodwill amortization, the extent of required warranty reserve, the extent of the contingency for product liability claims, and the need for a valuation allowance on deferred tax assets, and additionally, for the period from January 1, 1998 to September 10, 1998, allocations of the corporate and business segment expenses of Pfizer. The Company is subject to risks and uncertainties, such as changes in the health care environment, competition and legislation that may cause actual results to differ from estimated results.

EARNINGS PER SHARE - The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalents for 2000. No data is presented for 1999 or 1998 as the Company had no common shares or common share equivalents outstanding during those periods.


(In thousands, except per share data)                                 2000
--------------------------------------------------------------------------
Earnings                                                           $    52
Weighted-average shares outstanding for
    basic earnings per share                                        10,478
Dilutive effect of stock options                                     2,331
Adjusted weighted-average shares outstanding and
    assumed conversions for diluted earnings per share              12,809
Basic earnings per share                                           $   .00
Diluted earnings per share                                         $   .00
==========================================================================

RECLASSIFICATION - Certain 1998 and 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE 2  ACQUISITIONS

INFLUENCE - On December 16, 1999 the Company acquired Influence Inc., a supplier of bone anchors and sling products used in the treatment of female incontinence. The Company paid the former shareholders of Influence, Inc. $24.3 million at the closing of the acquisition and capitalized $3.2 million related to transaction and transition costs. The Company is also required to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on December 16, 2001. The Company has made approximately $4.6 million of these contingent payments as of December 31, 2000. In addition, the Company is required to make contingent purchase price payments of approximately $8.2 million following settlement of its litigation with Boston Scientific Corporation (See Note 12). This contingent purchase price payment is net of related costs, $1.3 million which was incurred during 2000. These settlement costs represent contingent purchase price payments and have been recorded as goodwill.

In connection with this transaction, the Company expensed $6.1 million of acquired in-process research and development, and recorded $6.6 million of goodwill and other intangibles including $9.9 million of developed research technology, $2.2 million of tradename, $1.1 million related to non-compete agreements, and $0.5 million related to the workforce.

The Company's consolidated statements of operations include Influence, Inc.'s financial results from the December 16, 1999 date of acquisition. The following provides Company results on a pro forma basis including Influence, Inc., as if the acquisition occurred at the beginning of each period presented (in thousands):


                                                         Period from
                         Year Ended                     September 11 to
                      December 31, 1999                December 31, 1998
                  -------------------------       ---------------------------
                  As Reported     Pro forma       As Reported       Pro forma
-----------------------------------------------------------------------------
Revenues            $81,353        $92,506          $23,115       $25,654
Net loss            $(9,849)      $(16,057)         $(6,482)      $(8,991)
=============================================================================

UROSURGE - On August 3, 1999, the Company acquired all assets related to its UroVive microballoon system for the treatment of female stress urinary incontinence. The Company paid UroSurge, Inc. $4.2 million at closing of the acquisition. UroSurge did not successfully meet certain additional milestones and consequently the Company was not obligated to make any additional payments. In connection with this transaction, the Company expensed $1.3 million of acquired in-process research and development and recorded intangible assets of $2.2 million related to developed research technology and $0.2 million of licensed patents. In addition, the Company has agreed to pay royalties on net sales generated by the acquired products through December 2003.

INJECTX - On October 4, 1999, the Company signed an exclusive, long-term agreement with InjecTx to distribute its urethral injection system worldwide. The Company made a $2.0 million equity investment in InjectTx. The Company is also required to invest up to an additional $2.5 million of equity if certain clinical study milestones are achieved. The Company currently owns 10% of the capital stock of InjecTx. This investment will continue to be accounted for on a cost basis.

IN-PROCESS RESEARCH AND DEVELOPMENT - In connection with the acquisition of Influence from UroSurge, the Company conducted a valuation of the intangible assets acquired. The value assigned to purchased in-process research and development ("IPR&D") was $6.1 million and $1.3 million of the purchase price for Influence and UroSurge, respectively. IPR&D represented purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. Accordingly, these amounts were expensed during 1999 following consummation of the acquisitions. The value assigned to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting cash flows from such products, and discounting the net cash flows back to their present value.

The Company estimated costs required to obtain regulatory approvals and has assumed the approvals will be received. Costs related to manufacturing, distribution, and marketing of the products are included in the projections. The resulting cash flows from such projects are based on management's estimates of revenues, cost of sales, research and development costs, sales and marketing costs, general and administrative costs, and the anticipated income tax effect. The Company does not expect gross margins or expense levels to significantly change following introduction of these products. The discounted rates utilized in discounting the net cash flows from purchased in-process research and development were 23% for Influence products and 35% for UroSurge products. These discount rates reflect uncertainties surrounding the successful development of the purchased in-process research and development.

The forecast data employed in the analyses was based upon internal product level forecast information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecasts and assumptions have not changed materially from the date the appraisals were completed.

NOTE 3   TRANSITION AND REORGANIZATION EXPENSE

The Company recorded $2.5 million of transition and reorganization expenses for the period September 11, 1998 to December 31, 1998. These expenses related to senior management changes and the need to establish new benefit plans and new accounting and information systems following the acquisition of the Company's assets by a group of private investors.

In the first quarter of 1999, the Company completed an assessment of senior management personnel needs and also completed a strategic review of its research and development efforts. As a result of this review, the Company incurred $3.0 million of transition and reorganization expenses for the year ended December 31, 1999 primarily related to employee termination benefits and executive search recruiting fees. Thirty employees were terminated as a result of these reorganizations, eight in 1998 and 22 in 1999.

In the second quarter of 2000, the Company completed another assessment of senior management personnel needs. As a result of this review, the Company incurred $1.0 million of transition and reorganization expenses for year ended December 31, 2000, primarily related to employee termination benefits. The Company anticipates seven employees to be terminated and expects substantially all of these benefits to be paid by March 31, 2001.

Below is a summary of transition and reorganization expenditures (in thousands):


                                                       Executive
                                         Professional    Search
                              Severance      Fees         Fees         Other       Total
-------------------------------------------------------------------------------------------
Period from September 11-
    December 31,1998
       Accrued               $   750      $ 1,440      $    94      $   233      $ 2,517
       Paid                      (83)      (1,001)         (94)        (104)      (1,282)
-------------------------------------------------------------------------------------------
Balance at
    December 31, 1998            667          439           --          129        1,235
       Accrued                 2,490          145          314           51        3,000
       Paid                   (2,279)        (584)        (314)        (129)      (3,306)
-------------------------------------------------------------------------------------------
Balance at
    December 31, 1999            878           --           --           51          929
       Accrued                 1,000           --           --           --        1,000
       Paid                   (1,213)          --           --          (51)      (1,264)
-------------------------------------------------------------------------------------------
Balance at
    December 31, 2000        $   665      $    --      $    --      $    --      $   665
===========================================================================================

NOTE 4 BALANCE SHEET INFORMATION

The following provides additional information concerning selected balance sheet accounts (in thousands):


December 31,                                       2000           1999
-----------------------------------------------------------------------
Accounts receivable, net:
    Trade accounts receivable                 $  22,578      $  19,325
    Other receivables                             1,734            888
    Allowance for doubtful accounts                (696)          (404)
-----------------------------------------------------------------------
                                              $  23,616      $  19,809
=======================================================================

Inventories:
    Raw materials                             $   3,079      $   2,940
    Work-in-progress                              2,699          1,843
    Finished goods                                7,036          8,455
    Obsolescence reserve                         (3,140)        (2,193)
-----------------------------------------------------------------------
                                              $   9,674      $  11,045
=======================================================================

Property, plant and equipment, net:
    Land and building                         $  13,289      $  13,183
    Machinery and equipment                      10,061          9,590
    Furniture, fixtures and other                 3,093          2,718
    Software                                      5,919          4,917
-----------------------------------------------------------------------
                                              $  32,362      $  30,408
Accumulated depreciation and amortization        (7,589)        (3,634)
-----------------------------------------------------------------------
                                              $  24,773      $  26,774
=======================================================================

Intangible assets, net:
    Goodwill                                  $  79,884      $  76,187
    Developed technologies                       12,073         12,073
    Patents                                       9,683          8,659
    Workforce                                     4,734          4,734
    Trademarks                                    2,256          2,233
    Investment in technology                      2,000          2,000
    Other                                         2,984          1,373
-----------------------------------------------------------------------
                                              $ 113,614      $ 107,259
Accumulated amortization                        (13,883)        (5,308)
-----------------------------------------------------------------------
                                              $  99,731      $ 101,951
=======================================================================

NOTE 5 SENIOR CREDIT FACILITY

In April 2000, the Company established a new credit facility. The new facility consisted of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. Subsequent to December 31, 2000, the guarantee on the revolving line of credit has been removed. The Company used proceeds from its IPO to pay $35.0 million outstanding under the guaranteed note and approximately $6.0 million under its then guaranteed revolving line of credit. At June 30, 2000, September 30, 2000, and December 30, 2000, the Company also made quarterly principal payments aggregating $5.5 million under the $65.0 million term note. On September 30, 2000, the Company also prepaid $15.0 million under the $65.0 million term note reducing required quarterly principal payments. The term note now requires quarterly principal payments of $1.5 million through March 2002, $1.9 million from June 2002 through March 2003, $2.3 million from June 2003 through March 2004, and $2.5 million from June 2004 through March 2006.

The Company has an interest swap agreement covering $30.0 million of the term note, essentially establishing a fixed rate of 10.065% on this portion of the debt. The remainder of the term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus .5% or the Prime Rate) plus from 1% to 2% for Base Rate loans or LIBOR plus 2% to 3% for Eurodollar loans. Throughout 2000, the guaranteed portion of this facility carried interest at the Base Rate for Base Rate loans or LIBOR plus .875% for Eurodollar loans. Following the release of the guarantee, the revolving line of credit now bears interest at the same rates as the term note. At December 31, 2000, the Base Rate was 9.5% and LIBOR was 6.54%. Through December 31, 2000 the Company has only requested Eurodollar loans.

Prior to April 2000, the Company's entire credit facility was guaranteed by its principal shareholder. Interest was payable quarterly based on either a Eurodollar rate plus .875% or a federal funds rate plus .5%. A .375% fee was charged on unused amounts. The interest rate at December 31, 1999 was 7%. Prepaid interest of approximately $900,000 was charged to expense over a 15-month period ending December 31, 1999.

The debt carrying value of the $44.5 million outstanding at December 31, 2000 approximates fair value estimated using the Company's incremental borrowing rate for similar liabilities. The senior credit facility is secured by substantially all of the Company's assets. The Company is subject to, and is in compliance with, certain covenants including ratios related to fixed charge coverage and leverage. The Company is prohibited from paying dividends under its senior credit facility without the lenders' consent.

NOTE 6 STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING - In August, 2000, the Company completed an initial public offering of 6,250,000 shares of common stock at an offering price of $11.00 per share. The Company received proceeds of $62.9 million after deducting $4.8 million and $1.0 million for underwriting and issuance costs, respectively. Net proceeds were used for the retirement of debt, working capital, and other general corporate purposes.

PREFERRED STOCK - In conjunction with the Company's IPO of common stock, all outstanding shares of Preferred Stock and cumulative dividends were converted into shares of voting and non-voting common stock. Series A Preferred Stock and accumulated dividends totaling $32.5 million were converted into 242,895 shares of voting common stock and 2,712,945 shares of non-voting common stock. Series B Preferred Stock and accumulated dividends totaling $3.8 million were converted into 2,265,939 shares of voting common stock. Series C Preferred Stock and accumulated dividends totaling $18.9 million were converted into 11,355,297 shares of non-voting common stock. Series D Preferred Stock and accumulated dividends totaling $3.5 million were converted into 1,057,014 shares of voting common stock. Series E Preferred Stock and accumulated dividends totaling $12.1 million were converted into 3,634,959 shares of non-voting common stock. Since August 15, 2000, 6,105,260 shares of non-voting common stock were converted into voting common stock. In addition, since conversion, Series A through E of Preferred Stock have been cancelled and are not re-issuable.

STOCK INCENTIVE PLAN - The Company's Equity Incentive Plan ("Plan") provides for granting to eligible employees and certain other individuals nonqualified and incentive stock options. The Company had reserved 3,000,000 shares of common stock for issuance under the Plan at December 31, 1999. Subsequent to December 31, 1999, the pool of shares reserved for such issuance was increased to 3,900,000. Options granted under the Plan generally become exercisable 25% on the first anniversary date of the grant and 6.25% per quarter thereafter. The options typically expire, if not exercised, 10 years after the date of grant. Options are granted at the fair market value on the date of the grant. Activity in the plan was as follows:


                                                                        Weighted
                                                                         Average
                                                  Number          Exercise Price
                                               of Shares               per Share
--------------------------------------------------------------------------------
Balance at September 10, 1998                       --                   --
    Granted                                    450,000                $   1.67
--------------------------------------------------------------------------------
Balance at December 31, 1998                   450,000                    1.67
    Granted                                  2,781,000                    1.67
    Canceled or terminated                    (779,250)                   1.67
--------------------------------------------------------------------------------
Balance at December 31, 1999                 2,451,750                    1.67
    Granted                                  1,249,600                    7.35
    Exercised                                 (245,779)                   1.67
    Canceled or terminated                    (172,201)                   1.98
--------------------------------------------------------------------------------
Balance at December 31, 2000                 3,283,370                $   3.81
================================================================================

Options to purchase 370,851 common shares are available for grant under the Plan at December 31, 2000. At December 31, 2000, the weighted-average remaining contractual life of outstanding options was 8.7 years and 1,069,619 shares were exercisable. All exercises of options during 2000 were at $1.67 per share. Exercise prices for options outstanding as of December 31, 2000 are summarized as follows:


                           Options Outstanding              Options Exercisable
                  -----------------------------------     ----------------------
                                    Weighted
                       Number        Average    Weighted                Weighted
                  Outstanding      Remaining     Average                 Average
Range of                as of    Contractual    Exercise      Number    Exercise
Exercise Prices    12/31/2000           Life       Price   of Shares       Price
--------------------------------------------------------------------------------
$ 1.67             2,559,970     8.4 years     $    1.67   1,069,619    $   1.67
$ 6.67 - $ 8.33      276,000     9.5 years     $    8.12          --          --
$12.56 - $17.00      447,400     9.8 years     $   13.42          --          --
--------------------------------------------------------------------------------
                   3,283,370                   $    3.81   1,069,619    $   1.67
================================================================================

The Company has elected to follow Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. The exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant for all options granted through December 31, 1999, and thus, under APB 25, no compensation expense is recognized. During 2000, the Company recognized deferred compensation of $1.4 million, reflecting the excess of the fair value of the underlying stock on the date of grant over the exercise price. The deferred compensation will be amortized over vesting periods of two to four years.

Pro forma information regarding net income (loss) and income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions; risk-free interest rates of 5.75% in 2000, 4.6% to 6% in 1999 and 4% in 1998; volatility factor of the expected market price of the Company's common stock of .8256 in 2000, and .001 in 1999 and 1998; no expected dividends; and a weighted-average expected life of the option of five years. The pro forma operations impact of options issued during the years ended December 31, 2000 and 1999 and for the period September 11 to December 31, 1998, was $409,000, $98,000 and $5,000, respectively. The weighted average fair value of options granted during 2000, 1999, and 1998 was $5.53, $1.07, and $.90, respectively.

In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options and have vesting restrictions and because changes in the subjective input assumptions can materially affect the fair value estimates. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions.

EMPLOYEE STOCK PURCHASE PLAN - On May 24, 2000, the Company's board of directors adopted, and the shareholders approved, the American Medical Systems Holdings, Inc. Employee Stock Purchase Plan (ESPP). A total of 300,000 common shares were reserved for issuance under the ESPP. The ESPP allows employees to elect, at three-month intervals, to contribute up to 10% of their compensation, subject to certain limitations, to purchase shares of common stock at the lower of 85% of the fair market value on the first day or last day of each three-month period. At December 31, 2000, no shares had yet been issued under the ESPP.

NOTE 7 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is self-insured on product liability claims below $1 million for each occurrence and $3 million in the aggregate, and maintains product liability insurance above these limitations. Product liability events and claims prior to the September 10, 1998 acquisition of the Company from Pfizer are the responsibility of Pfizer.

The Company is involved in a number of claims and lawsuits considered normal in its business, including product liability matters. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position at December 31, 2000, or for the year then ended.

In May 1997, Influence Medical Technologies Ltd. signed a facility lease agreement for a period of five years. The Company has a renewal option, to extend the lease by an additional period of five years. Future minimum rental payments as of December 31, 2000, are as follows: $324,000 for 2001, and $201,000 for 2002. The Company has facility lease agreements at other international subsidiary locations with future minimal rental payments as of December 31, 2000, as follows: $210,000 for 2001, and $104,000 for 2002.

Rent expense for the years ended December 31, 2000 and December 31, 1999, and the periods September 11, 1998 to December 31, 1998 and January 1, 1998 to September 10, 1998 was $763,000; $847,000; $204,000; and $467,000, respectively.


NOTE 8 INDUSTRY SEGMENT INFORMATION AND FOREIGN OPERATIONS

Since its inception, the Company has operated in the single industry segment of developing, manufacturing and marketing medical devices.

The Company distributes its products through its direct sales force and independent sales representatives in the United States, Canada, and most of Europe. Additionally, the Company distributes its products through foreign independent distributors, primarily in Europe and Asia, who then market the products directly to medical institutions. No customer or distributor accounted for 10% or more of the Company's net sales during the years ended December 31, 2000, and December 31, 1999, or the periods September 11 through December 31, 1998 and January 1, 1998 through September 10, 1998.

Total export sales from the United States to unaffiliated entities (primarily to Europe and payable in United States dollars) were $5.0 million for the year ended December 31, 2000; $4.8 million for the year ended December 31, 1999; $1.1 million for the period from September 11 to December 31, 1998; and $2.4 million for the period from January 1 to September 10, 1998. Foreign subsidiary sales are predominantly to customers in Western Europe. Substantially all of the Company's foreign subsidiary assets are located in Western Europe.

At December 31, 2000 and 1999, consolidated accounts receivable included $7.2 million and $7.0 million, respectively, due from customers located outside of the United States.


                                American      Influence,
                                 Medical        Inc.          Foreign
(In thousands)                Systems, Inc.   Subsidiary   Subsidiaries  Consolidated
-------------------------------------------------------------------------------------
Year Ended
    December 31, 2000
Sales to unaffiliated
    customers                 $  86,660      $     285      $  13,372      $ 100,317
Operating income (loss)           4,681            (86)           841          5,436
Identifiable assets             149,906          8,324         23,032        181,262
-------------------------------------------------------------------------------------
Year Ended
    December 31, 1999
Sales to unaffiliated
    customers                 $  67,161      $     588      $  13,604      $  81,353
Operating income (loss)         (14,246)           (32)         1,757        (12,521)
Identifiable assets             149,733          3,763         25,512        179,008
-------------------------------------------------------------------------------------
Period from September 11-
    December 31, 1998
Sales to unaffiliated
    customers                 $  18,727             --      $   4,388      $  23,115
Operating income (loss)          (9,133)            --            119         (9,014)
Identifiable assets             129,274             --         26,326        155,600
-------------------------------------------------------------------------------------
Period from January 1-
    September 10, 1998
Sales to unaffiliated
    customers                 $  41,917             --      $  12,698      $  54,615
Operating loss                   (5,623)            --         (2,340)        (7,963)
Identifiable assets              39,167             --          7,184         46,351
=====================================================================================


NOTE 9 PENSION AND POST-RETIREMENT BENEFITS

The Company has pension plans covering most employees worldwide. For United States employees, the Company sponsors the AMS Retirement Annuity Plan. Plan benefits depend on years of service and employee final average earnings. Participants vest in their benefits after as few as five years of service.

The Company also sponsors a post-retirement plan in the United States, which provides medical and life insurance benefits to retirees and their eligible dependents. Employees are eligible if they meet age and service requirements and qualify for retirement benefits. The Company does not fund other post-retirement benefit plans, but contributes to the plans as benefits are paid.

The following tables present reconciliations of the benefit obligation of the plans, the plan assets of the pension plan and the funded status of the plans (in thousands):


                                             Pension                  Other benefits
                                    ----------------------      ----------------------
                                        2000          1999          2000          1999
--------------------------------------------------------------------------------------
Change in benefit obligation:
    Benefit obligation at
       beginning of year            $ 14,196      $ 16,394      $  2,898      $  3,032
    Service cost                       1,149         1,469           241           366
    Interest cost                      1,051         1,099           174           205
    Actuarial (gains) or losses          586        (4,204)           (4)         (705)
    Benefit payments                    (287)         (297)          (27)           --
    Curtailments                          --          (265)         (525)           --
--------------------------------------------------------------------------------------
    Benefit obligation at
       end of year                  $ 16,695      $ 14,196      $  2,757      $  2,898
======================================================================================

Change in plan assets:
    Fair value of plan assets
       at beginning of year         $ 12,697      $ 12,713            --            --
    Actual return on
       plan assets                       624           710            --            --
    Benefit payments                    (287)         (296)           --            --
    Transfer out                          --          (430)           --            --
--------------------------------------------------------------------------------------
Fair value of plan assets
    at end of year                  $ 13,034      $ 12,697            --            --
======================================================================================

Funded status                       $ (3,661)     $ (1,499)     $ (2,757)     $ (2,898)
Unrecognized net
    actuarial (gain)                  (2,354)       (3,637)         (662)         (705)
--------------------------------------------------------------------------------------
Net amount of (accrued)
    benefit cost                    $ (6,015)     $ (5,136)     $ (3,419)     $ (3,603)
======================================================================================

The components in the balance sheet as of December 31, 2000 and 1999 consist of:


                                       Pension           Other benefits
                                  ----------------      -----------------
                                   2000       1999       2000       1999
-------------------------------------------------------------------------
Accrued benefit liability          $6,015    $5,136     $3,419     $3,603
=========================================================================

The weighted-average assumptions used and the annual cost related to these plans consist of:


                                           Pension                  Other benefits
                                   ----------------------       ---------------------
                                      2000          1999          2000          1999
-------------------------------------------------------------------------------------
Discount rate                          7.5%          8.0%          7.5%          8.0%
Rate of future compensation
    increase                           4.5%          4.5%          4.5%          4.5%
Expected long-term return
    on plan assets                     8.5%          8.5%           --            --

Service cost                       $ 1,149       $ 1,469       $   241       $   366
Interest cost                        1,051         1,098           174           205
Amortization of net
    actuarial losses                  (242)           --           (47)           --
Expected return on plan assets      (1,079)       (1,080)           --            --
-------------------------------------------------------------------------------------
Net periodic benefit costs         $   879       $ 1,487       $   368       $   571
=====================================================================================

An average increase of 7.0% in the cost of covered health care benefits was assumed for 2000 and 1999, and is projected to decrease gradually to 5.0% for 2004 and remain at that level thereafter.

NOTE 10 SAVINGS AND INVESTMENT PLAN

The AMS Savings and Investment Plan (the "plan") allows employees in the United States to contribute a portion of their salaries to the plan. The Company matches a portion of the contributions. The plan is intended to satisfy the requirements of Section 401(a)(27) of the Internal Revenue Code. Generally, all employees of the Company are eligible to participate in the plan. The Company made contributions of $944,000, $866,000, $243,000, and $728,000 for the years ended December 31, 2000 and December 31, 1999, and for the periods September 11 through December 31, 1998, and January 1 through September 10, 1998, respectively.

NOTE 11    INCOME TAXES

Components of the Company's income (losses) before income taxes are as follows (in thousands):


                                                           Period            Period
                   Year Ended       Year Ended        Sept. 11 to         Jan. 1 to
                Dec. 31, 2000    Dec. 31, 1999      Dec. 31, 1998    Sept. 10, 1998
------------------------------------------------------------------------------------
Domestic           $     57          $(14,995)          $ (9,381)          $(10,007)
Foreign               1,364              (194)            (1,125)             1,889
------------------------------------------------------------------------------------
    Total          $  1,421          $(15,189)          $(10,506)          $ (8,118)
====================================================================================


Components of the Company's income tax benefit (expense) are as follows (in thousands):

                                                         Period           Period
                  Year Ended        Year Ended      Sept. 11 to        Jan. 1 to
                Dec. 31, 2000    Dec. 31, 1999    Dec. 31, 1998   Sept. 10, 1998
--------------------------------------------------------------------------------
Current
    Federal          $(1,648)          $ 1,292          $ 2,236          $ 2,834
    State               (296)              838              518              730
    Foreign             (518)               54              427             (774)
Deferred               1,093             3,156              843              451
--------------------------------------------------------------------------------
    Total            $(1,369)          $ 5,340          $ 4,024          $ 3,241
================================================================================

A reconciliation of income tax benefit (expense) computed at the United States statutory rate to the effective income tax rate is as follows (in thousands):


                                                                Period            Period
                        Year Ended        Year Ended       Sept. 11 to         Jan. 1 to
                     Dec. 31, 2000     Dec. 31, 1999     Dec. 31, 1998    Sept. 10, 1998
----------------------------------------------------------------------------------------
Statutory rate             $  (483)          $ 5,164           $ 3,572           $ 2,841
Meals &
    entertainment             (165)             (108)              (28)              (75)
Goodwill                      (385)             (178)              (56)               --
Foreign                        (55)                8                45              (113)
Other                          (86)             (125)              124                --
State taxes                   (195)              579               367               588
----------------------------------------------------------------------------------------
    Total                  $(1,369)          $ 5,340           $ 4,024           $ 3,241
========================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. significant components of the Company's deferred income tax assets and liabilities as of December 31, 2000 and 1999 are as follows (in thousands):


December 31,                                          2000           1999
---------------------------------------------------------------------------
Deferred tax assets:
    Net operating loss carryforwards           $  3,220           $  5,377
    Foreign NOL/credits                           9,540              9,614
    Acquired NOL                                    502                421
    Pension liability                             3,324              3,324
    Accrued warranty expenses                     2,868              2,806
    UroSurge assets                                 476                471
    Compensation accruals                           533                954
    Start up costs                                  202                277
    Workforce and patents                           441                 --
    Other, primarily certain reserves             1,047                625
    Valuation allowance                          (5,000)            (5,000)
---------------------------------------------------------------------------
Total deferred tax assets                        17,153             18,869
Deferred tax liabilities:
    Acquired technology                           6,446              7,691
    Tax over book amortization                      872                351
    Other                                           340                240
---------------------------------------------------------------------------
Total deferred tax liabilities                    7,658              8,282
---------------------------------------------------------------------------
Net deferred tax asset                         $  9,495           $ 10,587
===========================================================================

At December 31, 2000, the Company has domestic tax loss carryforwards of approximately $8.5 million, which begin to expire in 2018, and foreign tax loss carryforwards of approximately $25.0 million with no expiration. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, the Company has included a valuation allowance of $5 million, which, if subsequently recognized, will be allocated to goodwill. This amount represents the approximate amount by which the net operating losses are projected to exceed future income in that foreign jurisdiction. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the remaining recorded asset.

NOTE 12 SUBSEQUENT EVENTS

COLLAGENESIS - On January 5, 2001, the Company made a $3.0 million equity investment in Collagenesis Corp. With this equity investment, the Company currently owns approximately 14% of Collagenesis' outstanding common stock and common stock equivalents. This investment will be accounted for on a cost basis.

Collagenesis is currently working with its current debt holders to exchange its outstanding debt into equity and is in the process of raising additional capital. If Collagenesis completes the exchange of the debt into equity on the proposed terms, the Company's interest in Collagenesis will decrease to approximately 5%. The Company's equity interest would be further reduced if Collagenesis raises additional capital. If Collagenesis is unsuccessful raising additional capital, the Company's equity position converts to debt.

BOSTON SCIENTIFIC LITIGATION - On January 31, 2001, the Company reached settlement with Boston Scientific Corporation on all outstanding patent disputes pending between the two companies. The settlement includes a cross-license that allows both companies to continue to offer their products. With this settlement, neither company has an ongoing royalty obligation related to the disputed patents and products. Under the original terms of the Influence acquisition agreement, the Company will now be obligated to make contingent purchase price payments of approximately $8.2 million by April 30, 2001.

NOTE 13   QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                             2000                                         1999
                                      ----------------------------------------------   -------------------------------------------
                                        First      Second       Third        Fourth      First       Second      Third      Fourth
(In thousands, except per share data)  Quarter     Quarter      Quarter      Quarter   Quarter(1)    Quarter    Quarter    Quarter
----------------------------------------------------------------------------------------------------------------------------------
Net sales                             $ 24,986    $ 25,093     $ 23,539     $ 26,699    $ 20,169    $ 20,065   $ 19,536   $ 21,583
Gross profit                            19,256      19,308       18,628       21,234       3,869      15,256     15,039     15,770
Operating income (loss)                  1,679         379        1,209        2,169     (10,990)      2,493      2,025     (6,049)
Net income (loss)                          209        (765)        (348)         956      (7,168)      1,389        699     (4,769)
Net income (loss) per common share          --          --         (.02)         .03          --          --         --         --
==================================================================================================================================

(1) Cost of sales for the first quarter of 1999 includes $11.6 million of a amortization relating to revaluation of inventories acquired on September 10, 1998 from Pfizer.

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.

SEASONALITY - The Company's sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns. The Company believes the business is seasonal, with the third quarter of each year typically having the lowest sales and fourth quarter of each year typically having the highest sales. There can be no assurance that future seasonal fluctuations will not adversely affect the business and results of operations.

NOTE 14  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No.
133 Accounting For Derivative Instruments And Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the New Statement will have a significant effect on earnings or the financial position of the Company.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

We have audited the accompanying consolidated balance sheets of American Medical Systems Holdings, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the period from September 11, 1998 to December 31, 1998 and the combined statements of operations, changes in stockholder's equity (deficit) and cash flows of the Predecessor for the period from January 1, 1998 to September 10, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Systems Holdings, Inc. as of December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended, and the period from September 11, 1998 to December 31, 1998, and of the Predecessor for the period from January 1, 1998 to September 10, 1998, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP
                                            Ernst & Young LLP

Minneapolis, Minnesota
January 26, 2001


COMMON STOCK

The common stock of American Medical Systems Holdings, Inc. trades on the Nasdaq National Market using the ticker symbol AMMD, Stock price by quarter:

Fiscal 2000                               High          Low
-------------------------------------------------------------
Third quarter                            14 3/8        11
Fourth quarter                           21 5/16       11 1/8
-------------------------------------------------------------

As of February 28, 2001, American Medical Systems Holdings, Inc. had 67 shareholder accounts of record and 726 beneficial shareholders. AMS has never declared or paid cash dividends and does not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. AMS is prohibited from paying dividends under its senior credit facility without the lender's consent.